Exhibit 99.1

The Longitudinal Database of Medical and Behavioral Tests and Measurements

The Company has acquired a database containing the results of over 1,370,450 medical tests and measurements conducted over the past 23 years from a national sample of men, women, children and adolescents of varied ethnic backgrounds. These measurements include 11,000 body composition (lean-to-fat-ratios) tests derived from hydrostatic testing (displacement method); 2,000 tests derived from electrical bio-impedance, ultra sound, Futrex, and skinfold calipers technologies; and 19,750 Dual Energy X-ray Absorptiometry (DEXA) total body tests. It also contains over 555,400 different measurements of regional bone densities (spine, femur, arms, legs, etc.), bone mineral content, adipose tissue, and lean tissue. Additionally, the database includes over 655,750 blood chemistry measurements that include serum lipids (with HDL), High-sensitivity C-reactive Protein (CRP), thyroid (T-3), A1C Hemoglobin, liver functions, electrolytes, etc. It also contains the results of over 39,500 self-reported questionnaires assessing quality of life, disease symptoms, eating dysfunction, arthritis discomfort and pre-menstrual syndrome symptoms. Also included are over 3,000 measurements of self-reported pedometer-derived physical activity levels. The results of these tests and measurements have been reviewed personally or in a group setting with the vast majority of these patients/subjects. The company’s current research and development programs will likely add new measurements each year.